Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Palomar Holdings, Inc. for the registration of common stock, preferred stock, debt securities, warrants, units, rights to purchase common stock, preferred stock, debt securities or units and to the incorporation by reference therein of our reports dated February 23, 2024 with respect to the consolidated financial statements and schedules of Palomar Holdings, Inc, and the effectiveness of internal control over financial reporting of Palomar Holdings, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California
August 8, 2024